UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                         (Amendment No. 1 )*

               Glyko Biomedical, Ltd. (the "Issuer")
                          (Name of Issuer)

                            Common Stock
                   (Title of Class of Securities)

                             379904 10 5
                           (CUSIP Number)


Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13G

 ----------------------------------------
         CUSIP No. 379904 10 5
 ----------------------------------------
                                            ------------------------------------
                                                         Page 2 of 5 Pages
                                            ------------------------------------

   ------ ----------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Gwynn R. Williams

   ------ ----------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                               (b)
   ------ ----------------------------------------------------------------------
     3    SEC USE ONLY

   ------ ----------------------------------------------------------------------
     4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom

   ------ ----------------------------------------------------------------------
      NUMBER OF         5     SOLE VOTING POWER
        SHARES                2,945,910 shares as of March 21, 1997
     BENEFICIALLY             (See Item 4(c) herein)
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                     -------- --------------------------------------------------
                        6     SHARED VOTING POWER
                              0 (See Item 4(c) herein)

                     -------- --------------------------------------------------
                        7     SOLE DISPOSITIVE POWER
                              2,945,910 shares  as of March 21, 1997
                              (See Item 4(c) herein)

                     -------- --------------------------------------------------
                        8     SHARED DISPOSITIVE POWER
                              0 (See Item 4(c) herein)

   ----------------- -------- --------------------------------------------------
   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,945,910 shares of Common Stock (See Item 4(c)).

 ------- -----------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

 ------- -----------------------------------------------------------------------
   11    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)  13.7%

 ------- -----------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*
         IN
 ------- -----------------------------------------------------------------------

Item 1.

     (a)  Name of the Issuer:      Glyko Biomedical, Ltd. (the "Issuer")

     (b)  Address of the Issuer:   11 Pimentel Court, Novato, CA 94949

Item 2.

     (a)  Name of the Person Filing:         Gwynn R. Williams

     (b)  Address of the Principal Office:  Ballabeg House
                                            Cronkbourne Village
                                            Braddan
                                            Isle of Man, British Isles


     (c)  Citizenship:     United Kingdom

     (d)  Title of Class of Securities:       Glyko Biomedical Ltd. Common Stock
                                              ("Common Stock" or "Shares")


     (e)  CUSIP Number:    379904 10 5

Item 3. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b)

Item 4.  Ownership

         a. Amount Beneficially Owned

                  At March 21, 1997, the Reporting Person may be deemed to have beneficially owned an aggregate of 2,945,910 shares of Common Stock. All securities as being deemed owned by the Reporting person were purchased as follows: (a) 2,050,468 shares of Issuer's Common Stock (No Par Value) were acquired from the Issuer in the initial public offering on December 21, 1992 (b) an additional 70,000 were acquired from another investor at the initial public offering
          (c) 408,784 shares were issued on March 31, 1993 by the Issuer for the conversion of a bridge loan to the Issuer (d) 454,100 shares were sold on September 28, 1993 (d) 416,758 shares were acquired from the Issuer in a private placement on April 3, 1995 along with 416,758 warrants to purchase common shares of the Issuer (e)450,000 shares were acquired from another shareholder off market on June 19, 1995
          (f) 4,000 shares were purchased from the Issuer on March 21, 1997 in a private placement and (g) 94,520 shares of stock options were granted from 1994 to 1997 in lieu of director's fees, none of which have been exercised and are not included in the above aggregate ownership.

         b. Percent of class

                  At March 21, 1997, the Reporting person may be deemed to have beneficially owned approximately 13.7% of the outstanding shares of Common Stock. This percentage was calculated based upon 21,523,044 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997, as being outstanding as of April 30, 1997.

         c. Power to vote or direct the vote and dispose or direct the disposition of securities

                  At March 21, 1997, (i) Reporting Person had the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all 2,945,910 shares of Common Stock reported herein to be beneficially owned by the Reporting Person, and (ii) the Reporting Person would also have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of all 416,758 shares of Common Stock underlying the Warrants, when, as and if it elected to exercise such Warrants, and (iii) the Reporting Person would also have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of 94,520 shares of Common Stock Options, when, as and if it elected to exercise such Options together aggregating (with its present direct 2,945,910 share holdings) 3,457,188 Common Shares, or approximately 16.1% as of March 21, 1997, computed as aforesaid. The Reporting Person has no present intent to exercise its voting power in a manner which would change or influence the control of the Issuer. In addition, the Reporting Person has made an undertaking to The Toronto Stock Exchange not to sell or otherwise dispose of any of the securities acquired from the Issuer March 21, 1997, reported on herein for a period of six months from March 21, 1997, or such period as is prescribed by the applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange or any other regulatory body having jurisdiction.

Item 5.  Ownership of Five percent or less of a Class
                      Not Applicable

Item 6.  Ownership of Five percent or less of a Class
                      Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the
           Security being Reported on By the Parent Holding Company
                      Not Applicable

Item 8.  Identification and Classification of Members of the Group
                      Not Applicable

Item 9.  Notice of Dissolution of Group
                      Not Applicable

Item 10. Certification


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




                                    Date:  March 21, 1997





                                    /s/ Gwynn R. Williams
                                    ------------------------------------------
                                    Gwynn R. Williams